Form 13G
Issuer Name	Transact Technologies
CUSIP	892918103
	Street Address		City	State	Zip Code
	"One Hamden Center, 2319 Whitney Avenue"	Suite 3B	Hamden	"CT, USA"	6518
Class of Securities Title	Class A Common Stock
"(e.g., common stock)"
Par Value of Issue (in $) 	7809.53
Mandatory Filing Date	11/8/2024

Regulatory Filing Infromation

	13G

	"Question: Are Reporting Reporting Persons part of a Group? /
( Insert ""Yes"" or ""No"" in below space provided) "
					No
	(Calculate and input Aggregate Ownership Percentage Being Reported)
	7.80%

Reporting Person(s) Type 	"(Enter Codes from Exhibit A, as applicable) "

Name of Reporting Person: "Silverberg Bernstein Capital Management, LLC" Code Type: IA
Reporting % (Per Rerporting Person):7.80%
# of Shares w/ Sole Dispositve Power: "780,953"
# of Shares w/ Shared Dispositve Power
# of Shares w/ Sole Voting Power: "780,953"
# of Shares w/ Shared Voting Power